                                                                               .
                                                                               .
                                                                               .

MERIDIAN FUND, INC.
MERIDIAN GROWTH FUND
PERFORMANCE UPDATE                                                     9/30/2007

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

  PERIOD        NAV      DIVIDEND    INCEPTION
  ENDING     PER SHARE     PAID     TO DATE (%)
----------   ---------   --------   -----------
  8/1/1984     $10.00
12/31/1984      10.33      $0.00         3.30%
12/31/1985      13.01       0.10        31.24
12/31/1986      13.57       1.23        48.37
12/31/1987      11.51       1.24        36.86
12/31/1988      13.59       0.00        61.59
12/31/1989      15.09       1.12        93.28
12/31/1990      14.55       1.16       102.26
12/31/1991      20.75       1.79       217.18
12/31/1992      23.29       0.60       266.30
12/31/1993      25.87       0.45       314.11
12/31/1994      25.12       0.88       316.40
12/29/1995      29.90       0.85       409.79
12/31/1996      30.08       3.12       466.82
12/31/1997      30.73       5.13       575.83
12/31/1998      24.29       6.64       596.72
12/31/1999      25.40       1.93       689.60
12/31/2000      28.06       4.29       912.30
12/31/2001      28.79       2.84      1061.74
12/31/2002      22.98       0.66       854.67
12/31/2003      33.03       0.92      1311.95
12/31/2004      37.24       0.56      1516.25
12/31/2005      36.57       0.80      1521.56
12/31/2006      39.24       3.13      1777.87
 9/30/2007      42.79       0.00      1947.75

PORTFOLIO @ 9/30/2007

FOR THE PERIOD                                 AVERAGE ANNUAL
ENDING 30-SEP-07           TOTAL RETURN   COMPOUND RATE OF RETURN
----------------           ------------   -----------------------
One Year                       14.46%              14.46%
Three Years                    40.69%              12.05%
Five Years                    121.54%              17.24%
Ten Years                     197.98%              11.54%
Fifteen Years                 561.26%              13.42%
Since Inception (8/1/84)     1947.75%              13.92%

AEROSPACE/DEFENSE - 2.7%
   BE Aerospace, Inc.*....................................................

BANKING - 6.3%
   Annaly Capital Manangement, Inc. REIT..................................
   SVB Financial Group*...................................................
   UCBH Holdings, Inc. ...................................................

BROKERAGE & MONEY MANAGEMENT - 4.7%
   Affiliated Managers Group, Inc.*.......................................
   T. Rowe Price Group, Inc. .............................................

BUSINESS PRODUCTS - 2.4%
   Diebold, Inc. .........................................................

BUSINESS SERVICES - 4.5%
   CSG Systems International, Inc.*.......................................
   Global Payments, Inc. .................................................

CELLULAR COMMUNICATIONS - 2.7%
   American Tower Corp. Class A*..........................................

CHEMICALS - 2.5%
   RPM International, Inc. ...............................................

CONSTRUCTION - 2.0%
   Granite Construction, Inc. ............................................

CONSUMER SERVICES - 2.3%
   Rollins, Inc. .........................................................

ENERGY - 2.3%
   FMC Technologies, Inc.*................................................

HEALTHCARE INFORMATION SERVICES - 2.7%
   Cerner Corp.*..........................................................

HEALTHCARE PRODUCTS - 8.7%
   C. R. Bard, Inc. ......................................................
   DENTSPLY International, Inc. ..........................................
   Edwards Lifesciences Corp.*............................................

HEALTHCARE SERVICES - 6.1%
   Apria Healthcare Group, Inc.*..........................................
   DaVita, Inc.*..........................................................
   Laboratory Corp. of America Holdings*..................................

HOTELS & LODGING - 3.1%
   Las Vegas Sands Corp.*.................................................

INDUSTRIAL PRODUCTS - 4.1%
   Airgas, Inc. ..........................................................
   Dionex Corp.*..........................................................

INDUSTRIAL SERVICES - 1.9%
   Allied Waste Industries, Inc.*.........................................

INSURANCE - 2.5%
   Mercury General Corp. .................................................

INSURANCE BROKERS - 4.8%
   Brown & Brown, Inc.....................................................
   Willis Group Holdings, Ltd. (United Kingdom)...........................

LEISURE & AMUSEMENT - 3.2%
   Royal Caribbean Cruises, Ltd. .........................................
   Winnebago Industries, Inc. ............................................

RESTAURANTS - 3.3%
   CBRL Group, Inc. ......................................................
   Darden Restaurants, Inc. ..............................................

RETAIL - 5.1%
   Bed Bath & Beyond, Inc.*...............................................
   PetSmart, Inc. ........................................................
   Ross Stores, Inc. .....................................................

TECHNOLOGY - 6.8%
   ACI Worldwide, Inc.* ..................................................
   International Rectifier Corp.*.........................................
   Network Appliance, Inc.* ..............................................
   Zebra Technologies Corp. Class A*......................................

TECH-SOFTWARE - 8.1%
   Advent Software, Inc.*.................................................
   BEA Systems, Inc.*.....................................................
   Cognos, Inc. (Canada)* ................................................
   MICROS Systems, Inc.* .................................................

TRANSPORTATION - 0.7%
   AirTran Holdings, Inc.*................................................

WHOLESALE - 1.6%
   United Stationers, Inc.*...............................................

REIT - Real Estate Investment Trust

*    Non-income producing securities


BREAKDOWNS -
COMMON STOCK COST            $1,499,231,026
COMMON STOCK %                         95.1%
US TREASURY BILLS                       2.9%
CASH AND OTHER ASSETS LESS
   LIABILITIES                          2.0%

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND
PERFORMANCE UPDATE                                                     9/30/2007

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

  PERIOD        NAV      DIVIDEND    INCEPTION
  ENDING     PER SHARE     PAID     TO DATE (%)
----------   ---------   --------   -----------
 1/31/2005     $10.00
12/31/2005      10.47      $0.13        5.99%
12/31/2006      12.24       0.28       26.72
 9/30/2007      12.87       0.00       33.24

PORTFOLIO @ 9/30/2007

FOR THE PERIOD                                 AVERAGE ANNUAL
ENDING 30-SEP-07           TOTAL RETURN   COMPOUND RATE OF RETURN
----------------           ------------   -----------------------
One Year                      11.83%               11.83%
Three Years
Five Years
Ten Years
Since Inception (01/31/05)    33.24%               11.38%

APPAREL - 2.5%
   VF Corp. ..............................................................

AUTO COMPONENTS - 2.8%
   Autoliv, Inc. (Sweden) ................................................

BANKING - 2.2%
   Comerica, Inc. ........................................................

BASIC MATERIALS - 5.5%
   PPG Industries, Inc. ..................................................
   Rohm & Haas Co. .......................................................

BROKERAGE & MONEY MANAGEMENT - 5.7%
   Federated Investors, Inc. Class B .....................................
   Waddell & Reed Financial, Inc. Class A ................................

BUILDING-TOOLS & MACHINERY - 2.5%
   Stanley Works (The) ...................................................

BUSINESS PRODUCTS - 2.5%
   Diebold, Inc. .........................................................

BUSINESS SERVICES - 2.3%
   R. R. Donnelley & Sons Co..............................................

CHEMICALS - 5.6%
   E.I. du Pont de Nemours & Co...........................................
   RPM International, Inc.................................................

CONSUMER PRODUCTS - 2.6%
   Reynolds American, Inc. ...............................................

DIVERSIFIED OPERATIONS - 5.9%
   3M Co. ................................................................
   Eaton Corp. ...........................................................

ELECTRICAL EQUIPMENT - 6.0%
   Emerson Electric Co. ..................................................
   Hubbell, Inc. Class B .................................................

FURNITURE & FIXTURES - 2.1%
   Leggett & Platt, Inc. .................................................

HEALTHCARE PRODUCTS - 2.7%
   Johnson & Johnson......................................................

INDUSTRIAL PRODUCTS - 2.3%
   Bemis Co., Inc. .......................................................

INDUSTRIAL SERVICES - 5.4%
   Genuine Parts Co. .....................................................
   Waste Management, Inc. ................................................

INSURANCE - 5.0%
   Lincoln National Corp. ................................................
   Mercury General Corp. .................................................

INSURANCE BROKERS - 2.6%
   Willis Group Holdings, Ltd. (United Kingdom) ..........................

LEISURE & AMUSEMENT - 2.7%
   Carnival Corp. ........................................................

OFFICE SUPPLIES - 2.3%
   Avery Dennison Corp. ..................................................

OIL & GAS - 5.7%
   BP plc ADR (United Kingdom)............................................
   Chevron Corp. .........................................................

PAPER/FOREST PRODUCTS - 4.5%
   Kimberly-Clark Corp. ..................................................
   Sonoco Products Co. ...................................................

RETAIL - 2.3%
   Limited Brands, Inc. ..................................................

TECHNOLOGY - 3.4%
   Intel Corp. ...........................................................

TELECOMMUNICATIONS SERVICES - 2.9%
   AT&T, Inc..............................................................

TOYS - 2.4%
   Mattel, Inc. ..........................................................

TRANSPORTATION - 2.8%
   United Parcel Service, Inc. Class B....................................

ADR - American Depository Receipt

BREAKDOWNS -
COMMON STOCK COST            $35,323,760
COMMON STOCK %                      95.2%
US TREASURY BILLS                    0.0%
CASH AND OTHER ASSETS LESS
   LIABILITIES                       4.8%

MERIDIAN FUND, INC.
MERIDIAN VALUE FUND
PERFORMANCE UPDATE                                                     9/30/2007

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

  PERIOD        NAV      DIVIDEND   INCEPTION TO
  ENDING     PER SHARE     PAID       DATE (%)
----------   ---------   --------   ------------
 2/10/1994    $10.00
12/31/1994      9.62       $0.00       (3.80)%
12/30/1995     11.91        0.00       19.10
12/31/1996     14.85        0.86       57.62
12/31/1997     15.86        2.23       91.30
12/31/1998     18.32        0.47      127.54
12/31/1999     22.69        2.37      214.64
12/31/2000     29.11        1.77      331.49
12/31/2001     32.42        0.08      381.97
12/31/2002     28.09        0.00      317.59
12/31/2003     37.84        0.00      462.53
12/31/2004     38.09        5.39      547.47
12/31/2005     34.63        4.60      566.38
12/31/2006     35.60        5.50      690.76
 9/30/2007     38.46        0.00      754.29

PORTFOLIO @ 9/30/2007

                                        AVERAGE ANNUAL
FOR THE PERIOD ENDING                    COMPOUND RATE
30-SEP-07                TOTAL RETURN      OF RETURN
----------------------   ------------   --------------
One Year                     16.80%         16.80%
Three Years                  47.62%         13.86%
Five Years                  122.39%         17.33%
Ten Years                   308.28%         15.11%
Since Inception (2/94)      754.29%         17.04%

AEROSPACE/DEFENSE - 2.7%
   BE Aerospace, Inc.*...............................

AGRICULTURE - 3.0%
   Bunge, Ltd. ......................................
   UAP Holding Corp. ................................

APPAREL - 4.6%
   Hanesbrands, Inc.*................................
   Liz Claiborne, Inc. ..............................
   Quiksilver, Inc.*.................................

BANKING - 3.7%
   Annaly Capital Management, Inc. REIT..............
   Friedman, Billings, Ramsey Group, Inc. Class A....
   Regions Financial Corp. ..........................

BROKERAGE & MONEY MANAGEMENT - 1.5%
   Federated Investors, Inc. Class B ................

BUSINESS PRODUCTS - 1.8%
   Diebold, Inc. ....................................

BUSINESS SERVICES - 1.2%
   Hewitt Associates, Inc. Class A*..................

CONSUMER PRODUCTS - 8.1%
   Avon Products, Inc. ..............................
   Blount International, Inc.* ......................
   Briggs & Stratton Corp. ..........................
   Electronic Arts, Inc.* ...........................
   Pactiv Corp.*.....................................

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.6%
   Anheuser-Busch Cos., Inc. ........................
   International Flavors & Fragrances, Inc. .........

EDUCATION - 1.5%
   Corinthian Colleges, Inc.* .......................

ENERGY - 6.3%
   Exterran Holdings, Inc.*..........................
   GlobalSanteFe Corp. ..............................
   International Coal Group, Inc.* ..................
   Kinder Morgan Management, LLC*....................

HEALTHCARE PRODUCTS - 11.9%
   Abbott Laboratories...............................
   American Medical Systems Holdings, Inc.*..........
   Baxter International, Inc. .......................
   Beckman Coulter, Inc. ............................
   Cooper Cos, Inc. (The) ...........................
   STERIS Corp. .....................................

HEALTHCARE SERVICES - 1.0%
   Apria Healthcare Group, Inc.*.....................

INDUSTRIAL PRODUCTS - 9.1%
   Albany International Corp. Class A................
   Cabot Corp. ......................................
   Chemtura Corp. ...................................
   Mine Safety Appliances Co. .......................
   Schnitzer Steel Industries, Inc. Class A..........
   Sealed Air Corp. .................................

INDUSTRIAL SERVICES - 0.5%
   ABM Industries, Inc. .............................

INFORMATION TECHNOLOGY SERVICES - 1.7%
   CACI International, Inc. Class A*.................

INSURANCE BROKERS - 1.9%
   Willis Group Holdings, Ltd. (United Kingdom) .....

LEISURE & AMUSEMENT - 1.9%
   Polaris Industries, Inc. .........................
   Shuffle Master, Inc.*.............................

MEDIA - 1.0%
   Grupo Televisa SA ADR (Mexico)....................

OIL & GAS - 1.8%
   BP plc ADR (United Kingdom).......................
   Edge Petroleum Corp.*.............................

PHARMACEUTICALS - 5.8%
   Charles River Laboratories International, Inc.*...
   MGI Pharma, Inc.* ................................
   Schering-Plough Corp. ............................

TECHNOLOGY - 9.7%
   Avid Technology, Inc.*............................
   Entegris, Inc.*...................................
   Intel Corp. ......................................
   Intermec, Inc.*...................................
   Western Digital Corp.*............................
   Zebra Technologies Corp. Class A*.................

TECH-SOFTWARE - 2.2%
   Cognos, Inc.* (Canada)............................
   Secure Computing Corp.*...........................

TELECOMMUNICATIONS EQUIPMENT - 1.7%
   Nokia Oyj ADR (Finland) ..........................

UTILITIES - 5.6%
   Dynegy, Inc. Class A*.............................
   Hawaiian Electric Industries, Inc. ...............
   Progress Energy, Inc..............................

ADR - American Depository Receipt

REIT - Real Estate Investment Trust

*    Non-income producing securities

BREAKDOWNS -

COMMON STOCK COST            $1,451,233,156
COMMON STOCK %                         94.8%
U.S. TREASURY BILLS                     3.4%
CASH AND OTHER ASSETS LESS
   LIABILITIES                          1.8%

MERIDIAN FUND, INC.
TOP 10 HOLDINGS
AS OF
9/30/2007

TOP 10 HOLDINGS

MERIDIAN EQUITY INCOME FUND

                                                           PERCENTAGE
HOLDING                                   MARKET VALUE    OF PORTFOLIO
-------                                  --------------   ------------
Intel Corp.                               $ 1,415,189          3.3%
Chevron Corp.                               1,328,836          3.1
Emerson Electric Co.                        1,297,238          3.1
3M Co.                                      1,276,431          3.0
Hubbell, Inc. Class B                       1,253,784          3.0
RPM International, Inc.                     1,226,839          2.9
AT&T, Inc.                                  1,226,144          2.9
Federated Investors, Inc. Class B           1,217,004          2.9
Eaton Corp.                                 1,210,269          2.9
Waddell & Reed Financial, Inc. Class A      1,210,268          2.9
                                          -----------
NET ASSETS                                $42,276,788
                                          ===========

MERIDIAN GROWTH FUND

                                                           PERCENTAGE
HOLDING                                   MARKET VALUE    OF PORTFOLIO
-------                                  --------------   ------------
DENTSPLY International, Inc.             $   64,375,440       3.2%
C. R. Bard, Inc.                             63,097,740       3.1
Las Vegas Sands Corp.                        62,200,404       3.1
Dionex Corp.                                 57,894,556       2.8
Cerner Corp.                                 55,936,106       2.8
American Tower Corp. Class A                 55,774,740       2.7
BE Aerospace, Inc.                           54,798,835       2.7
Cognos, Inc. (Canada)                        52,143,614       2.6
Mercury General Corp.                        51,868,580       2.6
BEA Systems, Inc.                            51,665,750       2.5
                                         --------------
NET ASSETS                               $2,032,983,902
                                         ==============

MERIDIAN VALUE FUND

                                                           PERCENTAGE
HOLDING                                   MARKET VALUE    OF PORTFOLIO
-------                                  --------------   ------------
Baxter International, Inc.               $   53,736,144       3.1%
Beckman Coulter, Inc.                        52,561,376       3.0
Avon Products, Inc.                          48,383,676       2.8
BE Aerospace, Inc.                           46,621,578       2.7
Intel Corp.                                  45,461,880       2.6
Anheuser-Busch Cos., Inc.                    43,596,279       2.5
MGI Pharma, Inc.                             41,242,188       2.4
Dynegy, Inc. Class A                         41,009,892       2.4
Pactiv Corp.                                 37,346,846       2.1
Annaly Capital Management, Inc. REIT         37,220,445       2.1
                                         --------------
NET ASSETS                               $1,739,799,102
                                         ==============

TOP TEN SECTORS
9/30/2007

MERIDIAN EQUITY INCOME FUND

                                                           PCT.
SECTOR                                    MARKET VALUE    ASSETS
------                                   --------------   ------
Electrical Equipment                       $ 2,551,021     6.0%
Diversified Operations                     $ 2,486,700     5.9%
Brokerage & Money Management               $ 2,427,271     5.7%
Oil & Gas                                  $ 2,396,826     5.7%
Chemicals                                  $ 2,345,904     5.6%
Basic Materials                            $ 2,336,955     5.5%
Industrial Services                        $ 2,290,231     5.4%
Insurance                                  $ 2,109,796     5.0%
Paper/Forest Products                      $ 1,902,357     4.5%
Technology                                 $ 1,415,188     3.4%
                                           -----------
Total Net Assets                           $42,276,788
                                           ===========

MERIDIAN GROWTH FUND

                                                           PCT.
SECTOR                                    MARKET VALUE    ASSETS
------                                   --------------   ------
Healthcare Products                      $  175,978,687    8.7%
Tech-Software                            $  164,265,608    8.1%
Technology                               $  138,793,588    6.8%
Banking                                  $  127,397,096    6.3%
Healthcare Services                      $  123,726,481    6.1%
Retail                                   $  104,255,400    5.1%
Insurance Brokers                        $   97,403,185    4.8%
Brokerage & Money Management             $   94,986,852    4.7%
Business Services                        $   92,335,701    4.5%
Industrial Products                      $   82,520,362    4.1%
                                         --------------
Total Net Assets                         $2,032,983,902
                                         ==============

MERIDIAN VALUE FUND

                                                           PCT.
SECTOR                                    MARKET VALUE    ASSETS
------                                   --------------   ------
Healthcare Products                      $  206,130,288    11.9%
Technology                               $  169,428,412     9.7%
Industrial Products                      $  158,047,800     9.1%
Consumer Products                        $  141,027,922     8.1%
Energy                                   $  109,433,955     6.3%
Pharmaceuticals                          $  100,940,518     5.8%
Utilities                                $   97,605,353     5.6%
Apparel                                  $   80,038,959     4.6%
Consumer Products/Food & Beverage        $   79,826,523     4.6%
Banking                                  $   65,117,239     3.7%
                                         --------------
Total Net Assets                         $1,739,799,102
                                         ==============